SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                         MERISTAR HOTELS & RESORTS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

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                                    589988104
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                                 (CUSIP Number)
                                               with    a copy to:
   Jonathan Gallen                             Robert G. Minion, Esq.
   450 Park Avenue                             Lowenstein Sandler PC
   28th Floor                                  65 Livingston Avenue
   New York, New York  10022                   Roseland, New Jersey  07068
   (212) 891-2132                              (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                               September 21, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.            589988104
________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                 Jonathan Gallen
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)                                Not
         (b)                             Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions): WC, PF
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization: United States
________________________________________________________________________________
     Number of                             7) Sole Voting Power:            *
     Shares Beneficially                   8) Shared Voting Power:          *
     Owned by
     Each Reporting                        9) Sole Dispositive Power:       *
     Person With:                         10) Shared Dispositive Power:     *
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 1,718,200*
________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                                 Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11): 6.8%*
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions): IA, IN
________________________________________________________________________________
* As of September 30, 1998, Pequod Investments, L.P., a New York limited partnership ("Pequod"), was the holder of 935,000 shares of the Common Stock, par value $0.01 per share (the "Shares"), of Meristar Hotels & Resorts, Inc. ("Meristar") and Pequod International, Ltd., a corporation organized under the laws of the Bahamas ("International"), was the holder of 768,200 Shares. Jonathan Gallen possesses sole power to vote and direct the disposition of all Shares held by the Funds. In addition, 10,000 Shares are owned by Mr. Gallen's wife and 5,000 Shares are owned by a third party with respect to which Mr. Gallen exercises investment control (the "Account"). Thus, for the purposes of Reg. Section 240.13d-3, Mr. Gallen is deemed to beneficially own 1,718,200 Shares.

Item 5.  Interest in Securities of the Issuer.

          Based upon information provided by Meristar, there were 25,412,463 Shares outstanding as of September 21, 1998.

          As of September 30, 1998, Pequod was the holder of 935,000 Shares and International was the holder of 768,200 Shares. Mr. Gallen possesses sole power to vote and direct the disposition of all Shares held by Pequod and International. In addition, as of September 30, 1998, 10,000 Shares were held by Mr. Gallen's wife and 5,000 Shares were held by the Account. Thus, as of September 30, 1998, for the purposes of Reg. Section 240.13d-3, Mr. Gallen is deemed to beneficially own 1,718,200 Shares, or 6.8% of the Shares issued and outstanding.

          Since the filing of the Schedule 13D by Mr. Gallen dated as of August 26, 1998, the only transactions in Shares, or securities convertible into Shares, by Mr. Gallen or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were as follows (each of which was effected in an ordinary brokerage transaction):


                           I. Pequod Investments, L.P.

                                   (Purchases)

           Date                        Quantity          Price

       August 27, 1998                  30,000            $2.76
       September 4, 1998                10,062             2.04
       September 9, 1998                15,000             2.28
       September 10, 1998               50,000             2.03
       September 21, 1998               55,000             2.03
       September 24, 1998                5,000             2.54
       September 28, 1998               10,000             2.78
       September 29, 1998               40,000             2.59

                                     (Sales)

                                      NONE

                         II. Pequod International, Ltd.

                                   (Purchases)


            Date                       Quantity          Price

       August 27, 1998                  13,372            $2.76
       September 4, 1998                   666             2.08
       September 9, 1998                35,000             2.28
       September 10, 1998               40,000             2.03
       September 21, 1998               45,000             2.03
       September 24, 1998                7,200             2.53
       September 29, 1998               41,000             2.59

                                     (Sales)

                                      NONE

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    September 30, 1998


                                 /s/Jonathan Gallen
                                 _______________________________________________
                                 Jonathan Gallen, individually and in his capacity as the investment advisor for Pequod Investments, L.P. and for Pequod International, Ltd.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).